Exhibit 99.2

 0  14475  GILAT SATELLITE NETWORKS LTD.  THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS  The undersigned hereby appoints Amiram Boehm, Adi Sfadia, Doron Kerbel, and Gil Benyamini, or any of them, attorneys or attorney-in-fact, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, nominal value NIS 0.20 per share, of Gilat Satellite Networks Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present, held of record in the name of the undersigned at the close of business on August 10, 2026, at the Annual General Meeting of Shareholders of the Company to be held on September 8, 2026, at 12:00 p.m. Israel time, at the offices of the Company, 21 Yegia Kapayim Street, Kiryat Arye, Petah Tikva 4913020, Israel, and at any adjournment or adjournments thereof (the “Meeting”), hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged).  VOTE ONLINE - www.voteproxy.com  Registered Shareholders may use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on September 7, 2026. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.  THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS SPECIFIED.  (Continued and to be signed on the reverse side)  1.1

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GILAT SATELLITE NETWORKS LTD.

September 8, 2026

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at www.gilat.com/investor-relations/#sec

Please sign, date and mail your
proxy card in the envelope
provided as soon as possible.

In accordance with the Israeli Companies Regulations (Reliefs for Companies with Securities Listed on Foreign Stock Exchanges), 5760-2000, a shareholder submitting a vote for each of Items No. 5, 6, 7 and 8 is deemed to confirm to the Company that such shareholder does not have a "Personal Interest" in such Item and is not a "Controlling Shareholder" (as such terms are defined under the Israeli Companies Law, 5759-1999 (the "ICL")), unless such shareholder had delivered the Company a notice in writing stating otherwise, no later than 10:00 a.m. Israel time, on September 8, 2026, to the attention of the Company's Corporate Secretary, at our registered office in Israel, 21 Yegia Kapayim St., Kiryat Arye, Petah Tikva 4913020, Israel.

↓ Please detach along perforated line and mail in the envelope provided. ↓

090826

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE PROPOSALS UNDER ITEMS 1, 2, 3, 4, 5, 6, 7, 8 AND 9.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
(1) To set the number of directors serving on the Board of Directors at seven.	☐	☐	☐
(2) To re-elect five members of the Board of Directors to serve until our next annual general meeting of shareholders and until their successors have been duly elected and qualified			
a. Amiram Boehm	☐	☐	☐
b. Aylon (Lonny) Rafaeli	☐	☐	☐
c. Dafna Sharir	☐	☐	☐
d. Amir Ofek	☐	☐	☐
e. Dana Porter Rubinshtein	☐	☐	☐
(3) To set the authorized share capital of the Company at NIS 30,000,000 (thirty million) divided into 150,000,000 (one hundred and fifty million) Ordinary Shares, par value NIS 0.2 per share, as described in the Proxy Statement.	☐	☐	☐
(4) To approve the amendments to the Company's Articles of Association, as described in the Proxy Statement.	☐	☐	☐
(5) To approve the amendment of the Company's Compensation Policy for Directors and Executives, as described in the Proxy Statement.	☐	☐	☐
(6) Subject to their re-election pursuant to Item No. 2, and the amendment of the Company's Compensation Policy pursuant to Item No. 5, to approve the grant of equity compensation to each of Ms. Dafna Sharir, Mr. Aylon (Lonny) Rafaeli, and Mr. Amir Ofek.			
a. Aylon (Lonny) Rafaeli	☐	☐	☐
b. Dafna Sharir	☐	☐	☐
c. Amir Ofek	☐	☐	☐
(7) To approve amendments to the compensation terms of Mr. Adi Sfadia, the Company's Chief Executive Officer, as described in the Proxy Statement;			
a. Base Compensation, fringe benefits and education fund	☐	☐	☐
b. Bonus Plan for the years 2027, 2028 and 2029	☐	☐	☐
(8) To approve the grant of PSUs to Adi Sfadia, the Company's Chief Executive Officer, as described in the Proxy Statement.	☐	☐	☐
(9) To ratify and approve the reappointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.	☐	☐	☐

For information regarding the definitions of "Personal Interest" and "Controlling Shareholder," please see the explanation in the Notice of Annual General Meeting of Shareholders and in the Proxy Statement.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.